FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 26, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces filing
of supplemental shelf offering report in israel and possible additional controlling shareholder transaction in the
company's ordinary shares

Netanya, Israel – June 26, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that following the Company's previously announced potential equity offering in Israel, the Company filed today a supplemental shelf offering report, or Offering Report, with the Israel Securities Authority and the Tel Aviv Stock Exchange, or TASE, under the Company's shelf prospectus. Pursuant to the Offering Report, the Company is offering, in Israel only, as follows:

•	Up to 14,430,100 ordinary shares (par value NIS 0.01 per share, of the Company, or ordinary shares).

•	Up to 3,607,525 Series 1 Options. Each Series 1 Option will entitle the holder thereof to purchase one ordinary share at an exercise price of NIS 19.50, until December 24, 2018.

•	Up to 3,607,525 Series 2 Options. Each Series 2 Option will entitle the holder thereof to purchase one ordinary share at an exercise price of NIS 20, until June 24, 2019.

•	The Securities will be issued in units. Each unit will consist of 100 ordinary shares, 25 Series 1 Options and 25 Series 2 Options.

•
Notwithstanding the above offered amounts, the Company announced that it intends to issue 121,212 units in the offering, and the total orders received in the offering will be calculated and accepted on a pro rata basis. Accordingly, the Company expects to issue in the offering an aggregate of 12,121,200 ordinary shares, 3,030,300 Series 1 Options and 3,030,300 Series 2 Options.

The Company has received early commitments from institutional investors in Israel for the purchase of an aggregate of 121,212 units for NIS 2,310 per unit, including from the Company's controlling shareholder, who committed to 50% of such amount. In consideration for making early commitments, the institutional investors (other than the controlling shareholder) will receive an early commitment commission in the amount of 2.5% of the immediate consideration for the units they undertook to purchase.

The public tender for such securities is expected to be held today, June 26, 2018.

Series 1 Options and Series 2 Options will be registered for trading on the TASE, if the offering is completed.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with this offering (assuming total immediate consideration of approximately NIS 280 million, excluding the consideration from the exercise of options), including the aforesaid commitment commissions, is approximately NIS 5 million. In case of full exercise of the options, the Company is expected to receive additional net consideration (after payment of arrangement fees and other expenses) of NIS approximately 119 million. The Company estimates that the net proceeds from the offering (excluding the consideration from the exercise of options), if completed, will be approximately NIS 275 million, after deduction of the arrangers’ fees and other estimated expenses.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, payment of outstanding debt under its debentures and other credit facilities, and dividend distributions, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

The offering described in this press release will be made only in Israel and only to residents of Israel. The said securities will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States or to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In addition, the Company's controlling shareholder announced it is considering a swap transaction with a financial institution, pursuant to which it may purchase up to an additional 2% of the Company's current issued and outstanding share capital, for a period of up to 6 months (at the end of which it will be obliged to sell back such swap shares) and shall also consider the purchase of additional share capital of the Company during such swap period, if executed. The Company's controlling shareholder announced that there is no certainty that such transaction shall be entered into or executed.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at March 31, 2018) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: June 26, 2018	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary